FalconStor Software, Inc.
2 Huntington Quadrangle
Melville, New York 11747

March 3, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Shuman

Re:	FalconStor Software, Inc.
Registration Statement on Form S-3
File No. 333-209574

Dear Mr. Shuman:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to March 7, 2016, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, FALCONSTOR SOFTWARE, INC.

By:	/s/ Louis J. Petrucelly
	Name:	Louis J. Petrucelly
	Title:	Executive Vice President and Chief Financial Officer